Exhibit 23.2
CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
As independent public accountants, we hereby consent to the use of our report on Voice Signal Technologies, Inc. as of December 31, 2006 and 2005, and the related consolidated statement of operations, changes in redeemable convertible preferred stock, stockholders’ deficit and comprehensive income (loss) and cash flows for each of the three years in the three year period ended December 31, 2006 dated May 11, 2007, and all references to our Firm included in or made part of this registration statement on Form S-4 of Nuance Communications, Inc. and the related joint information statement/prospectus.
/s/ VITALE, CATURANO & COMPANY, Ltd.
Boston, Massachusetts
May 31, 2007